Filed Pursuant to SEC Rule 425
                                         Filing Person:  UtiliCorp United Inc.
                                         Subject Company:  Aquila Inc.
                                         Target's File Number 1-16315

                               EMPLOYEE Q & A

1. WHY DID UCU DECIDE NOT TO SPIN AQUILA AS ORIGINALLY PLANNED?

Recent significant changes in the merchant energy sector - Aquila's trading multiple has fallen dramatically despite earnings estimates that have increased almost 80 percent - the general economy and the impact of these changes on the capital markets were factors in this decision.

Also of significance is the new strategic direction we see for UtiliCorp as a whole, which is based on the Aquila merchant strategy responsible for Aquila's rapid growth and UCU's achievement of aggressive earnings targets.

Other reasons include:

     o Aquila needs a larger balance sheet and stable base of cash flow to support growth ambitions.

     o    Aquila has positive growth potential.

     o The new combined corporation will be positioned to optimize operational, financial and strategic opportunities.

The UCU Board of Directors and executive management team decided that in light of current market and economic conditions, UCU shareholders would be better served by embracing the merchant strategy as core to UCU rather than spinning off the business as a separate entity.

2. WHY IS THE COMPANY CHANGING ITS NAME TO AQUILA?

To continue to create value for shareholders, UCU's management team has set a new strategic direction that is more reflective of Aquila's energy merchant strategy. Changing the corporate name to Aquila reinforces our commitment to this new strategic direction.

3. WHAT APPROVALS ARE NEEDED TO ALLOW A NAME CHANGE?

The UCU board has the authority to change the name without shareholder approval.

4. WHAT IF AQUILA SHAREHOLDERS DON'T TENDER THEIR SHARES?

If a majority of the public shares are not tendered, the exchange offer will not be completed, and the public will continue to own its minority interest in Aquila. If a majority of the public Aquila shares are tendered, then UCU and Aquila will merge in what is called a short-form merger.

Following the short-form merger, outstanding Aquila shares will be exchanged for UCU shares at the same ratio as in the exchange offer. Aquila shareholders who do not participate in the exchange offer will have the right to object to the value of the consideration and petition Delaware courts to determine the fair value of their shares. The fair value of those shares, as determined by the court, would be paid by Aquila in cash to those shareholders.

5. THE NEWS RELEASE SAYS AQUILA'S MERCHANT STRATEGY HAS BEEN CORE TO UCU'S EARNINGS SUCCESS. HOW WILL THE MERCHANT STRATEGY APPLY TO UCU'S OTHER BUSINESSES - ENERGYONE, UTILICORP COMMUNICATIONS SERVICES, INTERNATIONAL?

Our merchant focus examines how all assets can be optimized and monetized to create additional shareholder value. We'll continue to rigorously apply that same philosophy to our other businesses.

6. WILL UCU CORPORATE HEADQUARTERS MOVE AS A RESULT OF THIS CHANGE?

There are no plans to move corporate headquarters.

7. HOW WILL ENTERPRISE SUPPORT EMPLOYEES BE IMPACTED BY THIS DECISION?

No immediate impact is expected. For some time, we've been working to align Enterprise Support Functions within the business units. Those services that are centralized at corporate will continue to be evaluated to determine how they best can serve the needs of the respective business units.

8. I PURCHASED AQUILA (ILA) STOCK. WHAT HAPPENS TO IT NOW?

All Aquila shareholders will receive an offer from UCU to exchange their Aquila shares for UCU shares at an exchange rate of .6896 shares of UCU common stock for each Aquila share. Based on the closing price of UtiliCorp and Aquila shares on Nov. 6, 2001, the offer represents a value of approximately $20.69 per Aquila share and a 15 percent premium to the closing price of the Aquila shares on that date.

9. WHAT HAPPENS TO MY UCU SHARES?

The number of UCU shares you owned prior to the exchange offer will not change as a result of the exchange offer.

10. DOES THIS CHANGE IMPACT UCU OR AQUILA INCENTIVE PLANS?

This change does not impact 2001 incentive plans.

11. WILL UCU MAINTAIN THE $1.20 DIVIDEND?

The intent is to maintain the current dividend.

12. WHEN WOULD THE COMPANY OFFICIALLY OPERATE AS AQUILA?

We expect the exchange offer and merger to be completed late this year or early in January 2002.

13. WILL EMPLOYEE BENEFITS AND COMPENSATION CHANGE?

UCU and Aquila have always offered market-competitive benefits and compensation. There is no change in that philosophy.

14. IS THERE CONCERN THAT THE COMPANY MAY LOSE ITS CREDIBILITY?

No. Several other energy companies that were pursuing similar spin-off strategies with their energy merchant subsidiaries have altered or are in the process of altering these strategies.

Additional Information and Where To Find It
-------------------------------------------

IN CONNECTION WITH THE PROPOSAL BY UTILICORP TO MAKE AN EXCHANGE OFFER TO THE PUBLIC SHAREHOLDERS OF AQUILA, UTILICORP UNITED INC. WILL FILE AN EXCHANGE OFFER PROSPECTUS AND RELATED MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE EXCHANGE OFFER PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY UTILICORP WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE EXCHANGE OFFER PROSPECTUS, ONCE AVAILABLE, AS WELL AS UTILICORP'S RELATED FILINGS WITH THE COMMISSION, MAY ALSO BE OBTAINED FROM UTILICORP BY DIRECTING A REQUEST TO UTILICORP UNITED INC., INVESTOR RELATIONS, 20 WEST NINTH STREET, KANSAS CITY, MO 64105, 816-467-3501.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The terms "intends," "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.